AEM SPA

RECEIVED
2006 FEB -6 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

N.
(da citare nella risposta)

AFG/SLS/SES/21/2006/MAN/cg

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY (

06010663

January 30, 2006

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
FEB 08 2006

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720 1 - Fax +39 027720 3920

AEM SPA

PRESS RELEASE

AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2006

Milan, 30 January 2006 - Herewith please find the calendar for the principal company events in 2006 for Aem S.p.A.:

- *20 March 2006*

  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A. and the consolidated financial statements for the Aem Group as at 31 December 2005.

- *28 April 2006, 11.00 a.m., (1st call) – 5 May 2006, 11.00 a.m., (2nd call)*

  Shareholders' meeting for the approval of the financial statements as at 31 December 2005.

- *15 May 2006*

  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2006.

- *12 September 2006*

  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2006.

- *27 October 2006, 11.00 a.m., (1st call) – 3 November 2006, 11.00 a.m., (2nd call)*

  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future of the company in terms of the second paragraph of Article 12 of the Articles of Association.

- *14 November 2006*

  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2006.

The draft and consolidated financial statements for 2005 and the 1st semester operating results for 2006 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2005 and the second quarter 2006 operating results.

For more information:

Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it